UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)

--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico

--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico                     [ASUR              In the United States
ASUR                  AEROPUERTOS DEL SURESTE    Breakstone & Ruth International
Lic. Adolfo Castro            LOGO]              Susan Borinelli
+ 52 (55) 5284-0408                              Vanessa Marquez
acastro@asur.com.mx                              (646) 536-7018/15
                                                 sborinelli@breakstoneruth.com

              ASUR 2Q03 PASSENGER TRAFFIC INCREASES YOY BY 10.19%

2Q03 Highlights (1):

o    EBITDA increased by 18.95% to Ps.209.5 million.

o    Total passenger traffic up by 10.19%.

o Total revenues up by 13.31%, mainly due to an 11.50% year-over-year improvement in aeronautical revenues.

o Commercial revenues per passenger increased by 17.80% to Ps.16.66 per passenger.

o    Operating profit improved by 33.40%.

o    EBITDA margin increased to 58.55% from 55.78% for 2Q02.

Mexico City, July 23, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and six -month periods ended June 30, 2003.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2003, and represent comparisons between the three-month period ended June 30, 2003, and the equivalent three-month period ended June 30, 2002. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.4370.

--------------------
1 Unless otherwise stated, all comparisons are between the three-month period ended June 30, 2003, and the equivalent three-month period ended June 30, 2002

Passenger Traffic
--------------------------------------------------------------------------------

For the second quarter of 2003, year-over-year total passenger traffic increased by 10.19%; domestic passenger traffic increased by 16.37%; and international passenger traffic increased by 6.09%.

The 16.37% increase in domestic passenger traffic reflects among other elements, the fact that Holy Week - one of the main vacation periods in Mexico -- was in April this year, whereas last year Holy Week was in March, and therefore reflected in the first quarter figures for 2002.

The 6.09% growth in international passenger traffic was mainly due to an increase in passenger traffic at the Cancun airport. This was the result of increased flights on the Cancun-Panama route by the airline Mexicana de Aviacion; the June opening by America West of the Phoenix-Cancun route, which is operating at 85% capacity; as well as larger planes flown by Delta Airlines in response to increased demand. In addition, in January 2003 a new route to Houston was opened at the Villahermosa airport, which has increased demand.

Total, domestic and international passenger traffic for the first half of the year increased year-over-year by 9.19%, 10.93% and 8.13%, respectively.

Table I: Domestic Passengers (in thousands)

---------------------------------------------------------------------------------------------------------------------
Airport                        2Q02            2Q03          % change        1H02           1H03            % change
---------------------------------------------------------------------------------------------------------------------
Cancun                         450.5           575.9           27.84         837.3          984.2            17.54
---------------------------------------------------------------------------------------------------------------------
Cozumel                         23.8            22.4           (5.88)         47.3           41.3           (12.65)
---------------------------------------------------------------------------------------------------------------------
Huatulco                        60.3            58.6           (2.78)        120.7          108.0           (10.54)
---------------------------------------------------------------------------------------------------------------------
Merida                         184.2           203.9           10.72         362.0          386.1             6.66
---------------------------------------------------------------------------------------------------------------------
Minatitlan                      31.1            31.9            2.41          59.7           62.6             4.99
---------------------------------------------------------------------------------------------------------------------
Oaxaca                          91.5            96.4            5.31         190.5          203.1             6.61
---------------------------------------------------------------------------------------------------------------------
Tapachula                       41.6            43.4            4.38          84.6           89.3             5.60
---------------------------------------------------------------------------------------------------------------------
Veracruz                       107.9           114.3            5.94         202.3          224.9            11.13
---------------------------------------------------------------------------------------------------------------------
Villahermosa                   120.0           146.0           21.62         230.6          268.9            16.62
---------------------------------------------------------------------------------------------------------------------
        TOTAL                1,110.8         1,292.6           16.37       2,135.1        2,368.5            10.93
---------------------------------------------------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.
-------------------------------------------------------------------------------------------------------------------



Table II:         International Passengers (in thousands)

---------------------------------------------------------------------------------------------------------------------
Airport                        2Q02            2Q03          % change        1H02           1H03            % change
---------------------------------------------------------------------------------------------------------------------
Cancun                       1,527.8         1,634.0            6.95       3,222.2        3,503.4             8.73
---------------------------------------------------------------------------------------------------------------------
Cozumel                         98.7            92.2           (6.60)        202.7          207.3             2.25
---------------------------------------------------------------------------------------------------------------------
Huatulco                         2.6             1.9          (27.01)         20.3           21.5             5.65
---------------------------------------------------------------------------------------------------------------------
Merida                          22.1            20.3           (8.19)         48.4           41.2           (14.90)
---------------------------------------------------------------------------------------------------------------------
Minatitlan                       0.6             0.5          (20.47)          1.1            1.1             2.89
---------------------------------------------------------------------------------------------------------------------
Oaxaca                           5.1             6.1           19.76          11.8           14.0            17.89
---------------------------------------------------------------------------------------------------------------------
Tapachula                        0.9             0.5          (51.03)          1.9            1.0           (50.16)
---------------------------------------------------------------------------------------------------------------------
Veracruz                        12.2            12.9            5.86          24.8           26.0             5.05
---------------------------------------------------------------------------------------------------------------------
Villahermosa                     2.9             6.5          120.74           6.4           12.1            90.66
---------------------------------------------------------------------------------------------------------------------
        TOTAL                1,673.0         1,774.8            6.09       3,539.7        3,827.6             8.13
---------------------------------------------------------------------------------------------------------------------
Note:  Passenger figures exclude transit and general aviation passengers.

Table III:        Total Passengers (in thousands)

---------------------------------------------------------------------------------------------------------------------
Airport                        2Q02            2Q03          % change        1H02           1H03            % change
---------------------------------------------------------------------------------------------------------------------
Cancun                       1,978.3         2,209.9           11.71       4,059.5        4,487.5            10.54
---------------------------------------------------------------------------------------------------------------------
Cozumel                        122.4           114.5           (6.46)        250.1          248.6            (0.57)
---------------------------------------------------------------------------------------------------------------------
Huatulco                        62.9            60.5           (3.79)        141.1          129.5            (8.21)
---------------------------------------------------------------------------------------------------------------------
Merida                         206.2           224.1            8.69         410.5          427.4             4.12
---------------------------------------------------------------------------------------------------------------------
Minatitlan                      31.8            32.4            1.95          60.8           63.8             4.95
---------------------------------------------------------------------------------------------------------------------
Oaxaca                          96.6           102.4            6.07         202.3          217.0             7.27
---------------------------------------------------------------------------------------------------------------------
Tapachula                       42.5            43.8            3.18          86.5           90.3             4.36
---------------------------------------------------------------------------------------------------------------------
Veracruz                       120.1           127.3            5.93         227.1          250.9            10.47
---------------------------------------------------------------------------------------------------------------------
Villahermosa                   123.0           152.5           23.99         237.0          281.1            18.61
---------------------------------------------------------------------------------------------------------------------
        TOTAL                2,783.8         3,067.5           10.19       5,674.8        6,196.1             9.19
---------------------------------------------------------------------------------------------------------------------
         Note:    Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q03
--------------------------------------------------------------------------------

Total revenues for 2Q03 reached Ps.357.9 million, representing a year-over-year increase of 13.31%. This was mainly due to:

     o An increase of 11.50% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic; and,

     o An increase of 21.00% in revenues from non-aeronautical services, principally as a result of the 29.51% year-over-year improvement in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 29.51%, mainly due to:

     o A 12.76% increase in duty-free revenues, primarily as a result of the increase in international passenger traffic as well as an increase in the variety of products offered by the duty-free operators.

     o An increase of 30.85% in food and beverage revenues, primarily as a result of the opening of restaurants and bars in the Veracruz, Oaxaca, Huatulco, and Merida airports as well as the increase in passenger traffic during the quarter.

     o A 65.92% increase in retail revenues, as a result of the opening of new convenience stores at the Veracruz, Huatulco, Tapachula and Villahermosa airports, as well as the increase in passenger traffic during the quarter.

     o A 70.16% increase in advertising revenues, resulting from the dedication of additional space for advertising and the distribution of print advertising at the Cancun airport.

     o A 92.93% increase in revenue from banking and currency exchange, resulting from American Express being fully operational after the completion of the remodeling of Terminal 2, and increased demand for currency exchange resulting from higher passenger traffic during the quarter.

Total operating costs and expenses for the second quarter increased year-over-year by 5.17%, mainly as a result of:

     o A 5.55% rise in costs of services, mainly due to a 40.53% increase in the cost of energy resulting from the rate increase.

     o    A 0.72% increase in administrative expenses.

     o A 16.91% increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the period (a basis for the calculation of the fee).

     o A 13.33% increase in concession fees due to the year-over-year improvement in revenues during the quarter.

     o A 3.47% increase in depreciation and amortization, mainly due to the capitalization of investments in fixed assets and improvements made to assets under the concession.

Operating margin for the quarter improved year-over-year to 33.96%, from 28.84%. This was mainly due by the above-mentioned increase in revenues, primarily from aeronautical revenues, as well as cost controls.

Mexican companies are required to pay the greater of either income tax liability or asset tax liability (determined at a rate of 1.8% of the average fiscal value of virtually all of the company's assets (including, in ASUR's case, the concessions), less the average fiscal value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.41.1 million for the second quarter. Of these payments, Ps. 24.3 million were recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps. 16.8 million in income tax payments.

During the quarter, the Company recorded an extraordinary expense of Ps.12.64 million incurred in connection with the termination of certain lease agreements in anticipation of the remodeling of the satellite building at Cancun airport.

Net income for the quarter increased year-over-year by 19.82% to Ps.72.52 million. This was principally due to:

     o    The above-mentioned increase in revenues for the period.

     o The decline in the deferred tax provision derived from the recognition of the decline in the corporate tax rate to 32% from 35%, in line with Generally Accepted Accounting Principles in Mexico and local tax law.

     o The decline in the asset tax provision, which in line with the results for the airports of Cozumel, Merida, Oaxaca, Veracruz and Villahermosa, was adjusted to reflect the amount that exceeded the provision for deferred taxes recorded for the corresponding period.

     This adjustment was made in accordance with Bulletin D-4 of the Generally Accepted Accounting Principles in Mexico.

Earnings per common share for the quarter were Ps.0.2417, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.2316, compared with earnings per common share of Ps.0.2017, or EPADS of US$0.1933 for the same period last year.

Table IV:         Summary of Consolidated Results for 2Q03

    ----------------------------------------------------------------------------------------------
                                                   2Q02               2Q03           % Change
    ----------------------------------------------------------------------------------------------
    Total Revenues                                 315,833            357,864          13.31
    ----------------------------------------------------------------------------------------------
    Aeronautical Services                          255,710            285,115          11.50
    ----------------------------------------------------------------------------------------------
    Non/Aeronautical Services                       60,122             72,750          21.00
    ----------------------------------------------------------------------------------------------
    Commercial Revenues                             40,520             52,479          29.51
    ----------------------------------------------------------------------------------------------
    Operating Profit                                91,096            121,517          33.40
    ----------------------------------------------------------------------------------------------
    Operating Margin %                              28.84%             33.96%          17.73
    ----------------------------------------------------------------------------------------------
    EBITDA                                         176,164            209,538          18.95
    ----------------------------------------------------------------------------------------------
    EBITDA MARGIN %                                 55.78%             58.55%           4.97
    ----------------------------------------------------------------------------------------------
    Net Income                                      60,523             72,521          19.82
    ----------------------------------------------------------------------------------------------
    Earnings per Share                              0.2017             0.2417          19.82
    ----------------------------------------------------------------------------------------------
    Earnings per ADS in USD.                        0.1933             0.2316          19.82
    ----------------------------------------------------------------------------------------------

         Note:    Figures are shown in thousands of constant Mexican pesos as of June 30, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.4370.

Table V: Commercial Revenues for 2Q03

    ----------------------------------------------------------------------------------------------
                                                  2Q02                 2Q03           % Change
    ----------------------------------------------------------------------------------------------
    Total Passengers
    ----------------------------------------------------------------------------------------------
    Commercial Revenues                          40,520               52,479              29.51
    ----------------------------------------------------------------------------------------------
    Passengers (in thousands)                     2,866                3,151               9.94
    ----------------------------------------------------------------------------------------------
    Commercial Revenues per Passenger,            14.14                16.66              17.80
    in Ps
    ----------------------------------------------------------------------------------------------

         Note: For purposes of this table, 82.0 thousand and 83.1 thousand transit and general aviation passengers are included for 2Q02 and 2Q03, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of June 30, 2003.

Table VI:         Operating Costs and Expenses for 2Q03

    ----------------------------------------------------------------------------------------------
                                                   2Q02               2Q03           % Change
    ----------------------------------------------------------------------------------------------
    Cost of Services                               85,718              90,473            5.55
    ----------------------------------------------------------------------------------------------
    Administration                                 28,740              28,946            0.72
    ----------------------------------------------------------------------------------------------
    Technical Assistance                            9,421              11,014           16.91
    ----------------------------------------------------------------------------------------------
    Concession Rights                              15,790              17,894           13.33
    ----------------------------------------------------------------------------------------------
    Depreciation and Amortization                  85,068              88,021            3.47
    ----------------------------------------------------------------------------------------------
                                        TOTAL     224,737             236,347            5.17
    ----------------------------------------------------------------------------------------------

         Note:    Figures are shown in thousands of constant Mexican pesos as of June 30, 2003.

Consolidated Results for Six-Month Period
--------------------------------------------------------------------------------

Total revenues for the six-month period were Ps.722.7 million, reflecting a year-over-year increase of 12.53%. This was mainly due to:

     o An increase of 9.99% in revenues from aeronautical services, resulting from the increase in domestic and international passengers during the period; and,

     o An increase of 23.65% in revenues from non-aeronautical services, principally as a result of the 34.30% year-over-year improvement in commercial revenues.

The Mexican airlines Aeromexico, Mexicana de Aviacion, Aerolitoral, Aeromar and Aerovias Caribe oppose the adjustment in ASUR's rates implemented in June 2001 following approval by Mexico's Ministry of Communications and Transportation. The five airlines suspended this payment in June of 2001 and initiated a lawsuit against the Ministry of Communications and Transportation to challenge the rate adjustment. To date, the incremental sum that the five airlines have not paid is Ps.12.1 million. Legal proceedings regarding this matter are currently on-going.

Similarly, the same airlines informed ASUR in May of 2002 of their desire to extend the payment deadline for passenger charges to 115 days, from the current term of 60 days. As a result, starting in June 1, 2002 the five airlines did not make payments that should have been made according to the original 60-day payment schedule. As of June 30, 2003 Ps.65.8 million was overdue from these airlines, as calculated on the original 60-day term.

Commercial revenues for the six-month period increased year-over-year by 34.30%, mainly due to:

     o An 11.52% rise in duty-free revenues, principally due to the increase in international passengers at the Cancun and Cozumel airports.

     o A 44.13% increase in food and beverage revenues due to the opening of restaurants and bars in Cancun, Merida and Cozumel airports during the first half of the year.

     o A 57.45% increase in retail revenues, reflecting the opening of new convenience stores at the Huatulco, Tapachula, Villahermosa and Veracruz airports, the increase in average spending per passenger at the stores at the check-in areas, particularly at the Cancun airport, and the increase in international passenger traffic during the period.

     o    o A 104.34% increase in banking and currency revenues.

     o    o A 139.64% increase in advertising revenues.

Table VII:        Summary of Consolidated Results for the Six-Month Period

    ----------------------------------------------------------------------------------------------
                                                  2Q02                2Q03           % Change
    ----------------------------------------------------------------------------------------------
    Total revenues                             642,287             722,741            12.53
    --------------------------------------------------------------------------------------------
    Aeronautical Services                      522,864             575,078             9.99
    --------------------------------------------------------------------------------------------
    Non-aeronautical Services                  119,423             147,663            23.65
    --------------------------------------------------------------------------------------------
    Commercial Revenues                         79,817             107,194            34.30
    --------------------------------------------------------------------------------------------
    Operating Profit                           207,064             267,554            29.21
    --------------------------------------------------------------------------------------------
    Operating Margin %                          32.24%              37.02%            14.83
    --------------------------------------------------------------------------------------------
    EBITDA                                     377,200             443,596            17.60
    --------------------------------------------------------------------------------------------
    EBITDA Margin                               58.73%              61.38%             4.51
    --------------------------------------------------------------------------------------------
    Net Income                                 115,305             160,128            38.87
    --------------------------------------------------------------------------------------------
    Earnings per Share                          0.3843              0.5338            38.87
    --------------------------------------------------------------------------------------------
    Earnings per ADS in USD.                    0.3683              0.5114            38.87
    --------------------------------------------------------------------------------------------

         Note:    Figures are shown in thousands of constant Mexican pesos as of June 30, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.4370.

Table VIII: Commercial Revenues for the Six-Month Period:
--------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------------
                                                      1H02            2H03         % change
    ----------------------------------------------------------------------------------------------
    Total Passengers (*)
    ----------------------------------------------------------------------------------------------
    Commercial Revenues                               79,817          107,194       34.30
    ----------------------------------------------------------------------------------------------
    Passengers (in thousands)                          5,854            6,364        8.71
    ----------------------------------------------------------------------------------------------
    Commercial Revenues per Passenger, in Ps.          13.63            16.84       23.54
    ----------------------------------------------------------------------------------------------

         Note: For purposes of this table, 179.2 thousand and 168.0 thousand transit and general aviation passengers were included in the figures for the six-month period of 2002 and 2003, respectively. Figures are shown in thousands of constant
                  Mexican pesos as of June 30, 2003.

Table IX:         Operating Costs and Expenses for the Six-Month Period
--------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------------
                                                     1H02             2H03         % change
    ----------------------------------------------------------------------------------------------
    Cost of Services                                 162,664          167,221        2.80
    ----------------------------------------------------------------------------------------------
    Administrative                                    50,292           52,426        4.24
    ----------------------------------------------------------------------------------------------
    Technical Assistance                              20,026           23,362       16.66
    ----------------------------------------------------------------------------------------------
    Concession Right                                  32,105           36,135       12.55
    ----------------------------------------------------------------------------------------------
    Depreciation and Amortization                    170,136          176,042        3.47
    ----------------------------------------------------------------------------------------------
                                           TOTAL     435,223          455,186        4.59
    ----------------------------------------------------------------------------------------------

         Note:    Figures are shown in thousands of constant Mexican pesos as of June 30, 2003.


Operating costs and expenses for the six-month period increased year-over-year by 4.59%.

The cost of services for the six months rose by 2.80% from the same period of last year, due to increases in the costs of energy and maintenance.

Administrative expenses increased by 4.24%, mainly as a result of a wage increase granted to non-unionized staff employees during the second quarter of 2002.

Technical assistance costs for the period increased by 16.66%, due to the corresponding increase in EBITDA during the period.

The 12.55% increase in concession fees was due to the year-to-date increase in overall revenues.

Depreciation and amortization for the period rose by 3.47%, mainly due to the above-mentioned capitalization of investments in fixed assets and improvements made to concession assets.

Operating margin for the six-month period increased to 37.02% from 32.24% for the equivalent period last year, primarily due to the increase in revenue and cost controls.

Net income for the six-month period increased year-over-year by 38.87% to Ps.160.12 million. Earnings per common share for the period were Ps.0.5338, or EPADS of US$0.5114, compared with earnings per common share of Ps.0.3843, or EPADS of US$0.3683 for the same period last year.

Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the six-month period were Ps.615.00 million, resulting in a year-to-date average tariff per traffic unit of Ps.95.78.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet
--------------------------------------------------------------------------------

On June 30, 2003, Airport Facility Usage Rights and Airport Concessions represented 84.92% of the Company's total assets, with current assets representing 6.87% and other assets representing 8.21%.

On June 30, 2003, cash and marketable securities were Ps.585.22 million. On the same date, shareholders' equity represented 95.10% and total liabilities represented 4.90% of ASUR's total assets. Total deferred liabilities represented 76.57% of the Company's total liabilities.

On May 27, 2003, ASUR paid Ps.150.00 million in dividends. On June 17, 2003, ASUR paid Ps.77.27 million in taxes on those dividends.

Capex
--------------------------------------------------------------------------------

During the first quarter of 2003 ASUR made investments of Ps.41.7 million as part of the Company's ongoing plan to modernize the airports of the group.

About ASUR:
--------------------------------------------------------------------------------

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

TABLES TO FOLLOW

Operating Results per Airport

--------------------------------------------------------------------------------------------------------------------
                                      2Q02         2Q03          % change      1H02          1H03         % change
--------------------------------------------------------------------------------------------------------------------
Cancun
--------------------------------------------------------------------------------------------------------------------
Aeronautical Revenues                 187,530      213,773         13.99       386,059       432,450        12.02
--------------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues              42,412       51,810         22.16        85,174       105,288        23.62
--------------------------------------------------------------------------------------------------------------------
Operating Profit                       98,163      127,203         29.58       214,114       267,128        24.76
--------------------------------------------------------------------------------------------------------------------
EBIIDA                                151,015      182,312         20.72       319,818       377,348        17.99
--------------------------------------------------------------------------------------------------------------------
Cozumel
--------------------------------------------------------------------------------------------------------------------
Aeronautical Revenues                  10,154        9,832         (3.18)       21,064        21,279         1.02
--------------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues               3,423        3,277         (4.27)        6,501         7,073         8.80
--------------------------------------------------------------------------------------------------------------------
Operating Profit                          552         (418)      (175.60)        2,638         1,362       (48.37)
--------------------------------------------------------------------------------------------------------------------
EBITDA                                  4,885        3,927        (19.62)       11,304        10,051       (11.09)
--------------------------------------------------------------------------------------------------------------------
Merida
--------------------------------------------------------------------------------------------------------------------
Aeronautical Revenues                  17,496       18,214          4.11        35,033        35,179         0.42
--------------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues               6,053        6,627          9.47        11,503        12,955        12.63
--------------------------------------------------------------------------------------------------------------------
Operating Profit                        1,614        2,698         67.13         3,590         5,651        57.40
--------------------------------------------------------------------------------------------------------------------
EBITDA                                  8,410        9,963         18.48        17,181        20,182        17.47
--------------------------------------------------------------------------------------------------------------------
Others
--------------------------------------------------------------------------------------------------------------------
Aeronautical Revenues                  40,530       43,296          6.82        80,708        86,170         6.77
--------------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues               8,234       11,036         34.03        16,245        22,346        37.55
--------------------------------------------------------------------------------------------------------------------
Operating Profit                      (9,234)       (7,966)       (13.74)      (13,279)       (6,588)      (50.39)
--------------------------------------------------------------------------------------------------------------------
EBITDA                                 11,853       13,336         12.50        28,896        36,015        24.64
--------------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------------
Aeronautical Revenues                 255,710      285,115         11.50       522,864       575,078         9.99
--------------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues              60,122       72,750         21.00       119,423       147,663        23.65
--------------------------------------------------------------------------------------------------------------------
Operating Profit                       91,096      121,517         33.40       207,064       267,554        29.21
--------------------------------------------------------------------------------------------------------------------
EBITDA                                176,164      209,538         18.95       377,200       443,596        17.60
--------------------------------------------------------------------------------------------------------------------
         Note:    All figures are in thousands of constant Mexican pesos as of June 30, 2003.

------------------------------ -----------------------------------------------------------------------------------------------------
            ASUR                                             GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
------------------------------
  AEROPUERTOS DEL SURESTE                 CONSOLIDATED BALANCE SHEET AS OF JUNE 30th, 2003 and 2002
                                        Thousands of Mexican pesos in purchasing power as of June 2003

          ---------------------                     --------------        -------------       --------------       ------------
                  ITEM                                June 2002            June 2003            Variation               %
          ---------------------                     --------------        -------------       --------------       ------------

                          ASSETS
        Current Assets
          Cash and cash equivalents                      385,191              585,221             200,031             51.9
          Trade receivables, net                         164,864              160,672              (4,192)            (2.5)
          Recoverable taxes and other current assets      80,906               34,059             (46,847)           (57.9)
                                                     ---------------      --------------      --------------       ----------
        Total Current Assets                             630,961              779,953             148,992             23.6
        Fixed Assets
          Machinery, furniture and equipment, net         66,708               61,614              (5,094)            (7.6)
          Rights to use airport facilities, net        2,163,494            2,084,037             (79,457)            (3.7)
          Improvements to use airport facilities,        359,709              593,630             233,922             65.0
        net
          Constructions in process                       281,634              241,924             (39,710)           (14.1)
          Others                                          36,526               20,425             (16,101)           (44.1)
                                                     ---------------      --------------      --------------       ----------
        Total Fixed Assets                             2,908,070            3,001,630              93,560              3.2
        Deferred Assets
          Airports concessions, net                    7,789,231            7,575,432            (213,799)            (2.7)
          Deferred income taxes                                -                    -                   -              0.0
          Other                                           22,876               17,057              (5,819)           (25.4)
                                                     ---------------      --------------      --------------       ----------
        Total Deferred Assets                          7,812,107            7,592,489            (219,617)            (2.8)
          TOTAL ASSETS                                11,351,138           11,374,072              22,934              0.2
                                                     ===============      ==============      ==============       ==========
             LIABILITIES AND STOCKHOLDER'S EQUITY
        Current Liabilities
          Trade accounts payable                             542                2,061               1,519            280.3
          Notes payable                                     (375)                   -                 375           (100.0)
          Accrued expenses and others payables            81,936              111,760              29,823             36.4
                                                     ---------------      --------------      --------------       ----------
        Total Current Liabilities                         82,104              113,820              31,717             38.6
        Long term liabilities
          Other                                            2,297               16,887              14,590            635.1
          Deferred income taxes                          450,538              389,024             (61,513)           (13.7)
          Deferred employees profit sharing               37,551               37,496                 (55)            (0.1)
          Labor Obligations                                  684                  638                 (47)            (6.8)
                                                     ---------------      --------------      --------------       ----------
        Total long term liabilities                      491,070              444,045             (47,025)            (9.6)
          TOTAL LIABILITIES                              573,173              557,865             (15,308)            (2.7)
        STOCKHOLDER'S EQUITY
          Capital stock                               10,600,901           10,600,901                  (0)            (0.0)
          Legal Reserve                                   39,092               50,223              11,131             28.5
          Share repurchase reserve                             -                    -                   -              0.0
          Net Income for the period                      115,305              160,128              44,823             38.9
          Retained earnings                               22,666                4,955             (17,712)           (78.1)
                                                     ---------------      --------------      --------------       ----------
          TOTAL STOCKHOLDER'S  EQUITY                 10,777,964           10,816,207              38,243              0.4
        TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY    11,351,138           11,374,072              22,934              0.2
                                                     ===============      ==============      ==============       ==========

------------------------------ -----------------------------------------------------------------------------------------------------
            ASUR                                             GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
------------------------------
  AEROPUERTOS DEL SURESTE
                           CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st, to JUNE 30th, 2003 and 2002
                                   Thousands of Mexican pesos in purchasing power as of June 2003

        -------------------------    ---------------------    ----------------------     ---------------
                   ITEM                ACCUMULATIVE 2002        ACCUMULATIVE 2003         VARIATION %
        -------------------------    ---------------------    ----------------------     ---------------
Revenues
    Aeronautical Services                  522,864                  575,078                     9.99
    Non-Aeronautical Services              119,423                  147,663                    23.65
                                       ---------------          ---------------           ---------------
Total Revenues                             642,287                  722,741                    12.53
Operating Expenses
    Cost of services                       162,664                  167,221                     2.80
    General and administrative              50,292                   52,426                     4.24
    expenses
    Technical Assistance                    20,026                   23,362                    16.66
    Concession fee                          32,105                   36,135                    12.55
    Depreciation and Amortization          170,136                  176,042                     3.47
                                       ---------------          ---------------           ---------------
Total Operating Expenses                   435,223                  455,186                     4.59
Operating Income                           207,064                  267,554                    29.21
Comprehensive Financing cost                28,839                   20,239                   (29.82)
                                       ---------------          ---------------           ---------------
Extraordinary expenses
    Rescue Clause                           (2,784)                  12,642                  (554.18)
    Loss due to act of God                       -                        -                     -
Income Before Income Taxes                 238,686                  275,151                    15.28
    Provision for Income Taxes              33,101                   24,264                   (26.70)
    Deferred income taxes                   90,281                   90,759                     0.53
    Deferred employees profit                    -                        -                     -
                                       ---------------          ---------------           ---------------
    sharing
    Net Income for the Year                115,305                  160,128                    38.87
                                       ===============          ===============           ===============
Earning per share                           0.3843                   0.5338                    38.87
Earning per ads usd                         0.3683                   0.5114                    38.87
Exchange rate per dollar  10.437


        -------------------------    -------------      -------------     ----------------
                   ITEM              QUARTER 2002       QUARTER 2003        VARIATION %
        -------------------------    -------------      -------------     ----------------
Revenues
    Aeronautical Services               255,710            285,115              11.50
    Non-Aeronautical Services            60,122             72,750              21.00
                                     ---------------   ---------------     ---------------
Total Revenues                          315,833            357,864              13.31
Operating Expenses
    Cost of services                     85,718             90,473               5.55
    General and administrative           28,740             28,946               0.72
    expenses
    Technical Assistance                  9,421             11,014              16.91
    Concession fee                       15,790             17,894              13.33
    Depreciation and Amortization        85,068             88,021               3.47
                                     ---------------   ---------------     ---------------
Total Operating Expenses                224,737            236,347               5.17
Operating Income                         91,096            121,517              33.40
Comprehensive Financing cost             30,950             13,495             (56.40)
                                     ---------------   ---------------     ---------------
Extraordinary expenses
    Rescue Clause                        (2,784)            12,642            (554.18)
    Loss due to act of God                    -                  -               -
Income Before Income Taxes              124,829            122,370              (1.97)
    Provision for Income Taxes           16,461              7,790             (52.68)
    Deferred income taxes                47,844             42,059             (12.09)
    Deferred employees profit sharing         -                  -               -
                                     ---------------   ---------------     ---------------
    Net Income for the Year              60,523             72,521              19.82
                                     ===============   ===============     ===============
Earning per share                        0.2017             0.2417              19.82
Earning per ads usd                      0.1933             0.2316              19.82
Exchange rate per dollar  10.437

------------------------------ -----------------------------------------------------------------------------------------------------
            ASUR                                             GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
------------------------------
  AEROPUERTOS DEL SURESTE

                    CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1ST, TO JUNE 30TH, 2003
                                   Thousands of Mexican pesos in purchasing power as of June 2003

--------------------------------------------------    -------------------    -------------------    --------------
                      ITEM                               ACCUMULATIVE           ACCUMULATIVE          VARIATION
                                                      -------------------    -------------------    --------------
                                                             2002                   2003                  %
--------------------------------------------------    -------------------    -------------------    --------------
Net Income for the Year                                     115,305                160,128                 38.9
   Depreciation and Amortization                            170,136                176,042                  3.5
                                                      -------------------    -------------------    --------------
Resources provided by operations                            285,441                336,170                 17.8
                                                      -------------------    -------------------    --------------
Changes in operating assets and liabilities:
Decrease (increase) in:
    Trade receivables                                       (26,683)                 7,308               (127.4)
    Recoverable taxes and other current assets              (29,102)                13,275               (145.6)
    Other deferred assets                                    (9,851)                 1,956               (119.9)
Increase (decrease) in:
    Trade accounts payable                                     (826)                  (454)               (45.1)
    Accrued expenses and others payables                       (498)               (65,829)            13,123.3
    Long term liabilities                                    89,565                 29,251                (67.3)
                                                      -------------------    -------------------    --------------
Resources provided by (used for) working capital             22,604                (14,493)              (164.1)
Resources provided by (used for) operating                  308,045                321,677                  4.4
activities
Resources provided by (used for) financing activities:     (736,403)              (152,416)                 0.0
                                                      -------------------    -------------------    --------------
    Notes payable                                                 -                      -                  0.0
    Others                                                 (736,403)              (152,416)               (79.3)
Resources provided by (used for) investing activities:     (125,198)               (86,148)               (31.2)
                                                      -------------------    -------------------    --------------
    Investments in machinery, furniture and                    (581)                (8,741)             1,404.1
    equipment, net
    Investments in rights to use airport                          -                 (2,252)                 0.0
    facilities
    Investments in constructions in process                (142,002)              (117,512)               (17.2)
    Investments in others                                    17,385                 42,357                143.6
       Increase (Decrease) in cash and cash
       equivalents                                         (553,556)                83,112               (115.0)
Cash and cash equivalents at beginning of the
financial period                                            938,747                502,109                (46.5)
Cash and cash equivalents at the end of the
financial period                                            385,191                585,221                 51.9
                                                      ===================    ===================    ==============


--------------------------------------------------     -----------   ------------     -------------
                      ITEM                                 2Q             2Q            VARIATION
                                                       -----------   ------------     -------------
                                                          2002           2003               %
--------------------------------------------------     -----------   ------------     -------------
Net Income for the Year                                   60,523         72,521           19.8
   Depreciation and Amortization                          85,068         88,021            3.5
                                                       -----------   ------------     -------------
Resources provided by operations                         145,591        160,542           10.3
                                                       -----------   ------------     -------------
Changes in operating assets and liabilities:
Decrease (increase) in:
    Trade receivables                                     14,085         52,022          269.3
    Recoverable taxes and other current assets           (14,568)        10,639         (173.0)
    Other deferred assets                                 (9,421)         3,891         (141.3)
Increase (decrease) in:
    Trade accounts payable                                   (47)          (300)         544.3
    Accrued expenses and others payables                 (11,446)       (74,531)         551.2
    Long term liabilities                                 47,776          4,115          (91.4)
                                                       -----------   ------------     -------------
Resources provided by (used for) working capital          26,380         (4,164)        (115.8)
Resources provided by (used for) operating               171,973        156,378           (9.1)
activities
Resources provided by (used for) financing activities:  (736,403)      (152,416)         (79.3)
                                                       -----------   ------------     -------------
    Notes payable                                              0              -            0.0
    Others                                              (736,403)      (152,416)         (79.3)
Resources provided by (used for) investing activities:   (58,319)       (41,728)         (28.4)
                                                       -----------   ------------     -------------
    Investments in machinery, furniture and                 (483)         1,950         (503.3)
    equipment, net
    Investments in rights to use airport                       0         (2,105)           0.0
    facilities
    Investments in constructions in process              (71,471)       (81,986)          14.7
    Investments in others                                 13,636         40,414          196.4
       Increase (Decrease) in cash and cash
       equivalents                                      (622,750)       (37,766)         (93.9)
Cash and cash equivalents at beginning of the
financial period                                       1,007,942        622,987          (38.2)
Cash and cash equivalents at the end of the
financial period                                         385,191        585,221           51.9
                                                      ===========    ============     =============


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By: /s/ ADOLFO CASTRO RIVAS
                                      -------------------------------
                                      Adolfo Castro Rivas
                                      Director of Finance

Date: July 24, 2003